ANNUAL REPORT 2020

THE COMPANY

Corporate name

Central Puerto S.A.

Type of company

Corporation

Corporate purpose

Generation and trade of electric power, alternative energies and hydrocarbons.

Documents of incorporation

The Company was incorporated through the Executive Decree no. 122/1992 issued by the Argentine Executive Branch on January 28, 1992 and filled with the Registry of Commerce under book No. 1855, Book 110, Volume A of Corporations.

Date of filling with the Business Entity Registry for the City of Buenos Aires (Inspección General de Justicia)

March 13, 1992

Expiration date of the Articles of Incorporation

March 13, 2091

Domicile

Avda. Tomás Edison 2701

C1104BAB Buenos Aires Argentina

Telephone (5411) 4317 5000

Fax (5411) 4317 5099

PROFILE OF THE COMPANY

CORPORATE INFORMATION AND CORE ACTIVITY OF THE GROUP

Central Puerto S.A. (hereinafter, the “Company” or “CPSA”) and the companies forming the economic group (hereinafter, the “Group”) form the integrated group of companies related to the energy sector, which mainly perform activities of generation and trade of electric power.

CPSA was incorporated through the executive decree No. 122/1992 issued by the Argentine Executive Branch (“PEN”, for its Spanish acronym) pursuant to Law No. 24 065, which declared subject to total privatization the activity of electric power generation, transportation, distribution and trade in charge of Servicios Eléctricos del Gran Buenos Aires S.A.

Our shares are listed in MERVAL and, since February 1, 2018 in the New York Stock Exchange (“NYSE”) under the symbol “CEPU”.

So as to develop its electric power generation activity, the Company has the following assets:

– Thermal power plants Puerto Nuevo and Nuevo Puerto, located in the City of Buenos Aires, with a total thermal installed power of 1,714 MW, with a combined cycle and steam turbo groups plant.

– Thermal power plants located in Luján de Cuyo, Province of Mendoza, with a combined installed power of 571 MW and of 125 t/h steam generation.

– Concession of Complejo Hidroeléctrico Piedra del Águila, located on Río Limay, Province of Neuquén, with four generation units with a power of 360 MW each.

– Shares in the companies Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which companies operate thermal generation plants with an installed capacity of 865MW and 873MW, respectively; and in the company Central Vuelta de Obligado S.A. (“CVOSA”), whose purpose is to manage the construction and current operation of a combined-cycle power plant, with a 816 MW power.

– The Thermal Power Station Brigadier López, located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

– The cogeneration combined-cycle thermal power station Terminal 6 -San Lorenzo, currently under construction, located in Puerto General San Martín district, Province of Santa Fe. On November 21, 2020, gas turbine started commercial operations with a 269.5 MW power (open cycle). Once the works finish and the power station starts operating in open cycle, it shall have a 330 MW power and a 340 tn/h steam production.

Additionally, the Group is related to the natural gas distribution sector in the Cuyo region and Central areas of the Argentine Republic , through the investment in associated companies belonging to ECOGAS Group.

On July 19, 2018, the Argentine Gas Regulation Entity (Enargas) filled the company with the Enargas Traders and Trade Agreements Register.

Finally, as from the incorporation of CP Renovables S.A. (hereinafter, “CPR”) and its subsidiaries, as well as Vientos La Genoveva S.A.U. And Vientos La Genoveva II S.A.U., the Group participates in development, execution and exploitation activities in energy projects from the use of renewable energy sources. In this regard, as of this date, it has an installed capacity of 373.8 MW commercially authorized power, which is distributed as follows: (i) La Castellana wind farm: 100.8 MW; (ii) La Castellana II wind farm: 15 MW; (iii) La Genoveva wind farm: 88.2 MW; (iv) La Genoveva II wind farm: 41.8 MW; (v) Achiras wind farm: 48 MW; (vi) Los Olivos wind farm: 22.8 MW; and (vii) Manque wind farm: 57 MW.

Additionally, the Group is related to the natural gas distribution sector in the Cuyo region and Central areas of the Argentine Republic, through the investment in associated companies belonging to Distribuidora de Gas del Centro S.A. And Distribuidora de Gas Cuyana S.A.

Moreover, the Company is the sole shareholder of Proener S.A.U., which is aimed at performing investment activities, including the energy sectors in any part of the Argentine Republic and abroad.

SHARE CAPITAL- DIVIDEND DISTRIBUTION AND CREATION OF RESERVES

The share capital of the Company amounts to 1,514,022,256, represented by common and book-entry shares registered and kept under the name of their holders in a Book-Entry Shares Register kept by Caja de Valores S.A. (herainfater, “Caja”).

Furthermore, 100% of the share capital is under the regime of public offering and quote listing of shares and certificates representing them in Bolsas y Mercados Argentinos (hereinafter, “BYMA”) and in the NYSE.

On April 30, 2020, shareholders at the Special Shareholders’ Meeting approved: a) increasing the Statutory Reserve in an amount of ARS 440,441 (historical values); b) allocating the remaining balance for the period to the increase of the Optional Reserve, which shall be allocated to: (I) investment projects already undertaken and/or (ii) future investments related to the projects approved by the Board of Directors and/or (iii) payment of dividends based on the evolution of the Company’s financial conditions and the provisions of the Company’s Dividends Distribution Policy in force. Additionally, the personnel’s profit-sharing bond was approved by the Company, as per sections 12 and 33 of the Bylaws, delegating in the Board of Directors its payment conditions.

BOARD OF DIRECTORS, STATUTORY AUDIT COMMITTEE AND SUPERVISORY COMMITTEE

Board of Directors
Directors	Deputy Directors
Chairman	JUSTO PEDRO SAENZ
OSVALDO ARTURO RECA	ADRIÁN GUSTAVO SALVATORE
Vice-Chairman	JORGE ANIBAL RAUBER
MARCELO ATILIO SUVA
JAVIER ALEJANDRO TORRE
MIGUEL DODERO	RUBÉN OMAR LÓPEZ
JOSÉ LUIS MOREA	JOSÉ MANUEL PAZOS
JUAN JOSÉ SALAS	GONZALO ENRIQUE BALLESTER
DIEGO GUSTAVO PETRACCHI	OSCAR LUIS GOSIO
TOMÁS PERES	JUAN PABLO GAUNA OTERO
TOMAS JOSÉ WHITE	FEDERICO CERDEIRO
CRISTIÁN LÓPEZ SAUBIDET	GABRIEL ENRIQUE RANUCCI
JORGE EDUARDO VILLEGAS
GUILLERMO PONS

Statutory Audit Committee
Members	Deputy Members
CARLOS CESAR A. HALLADJIAN	CARLOS ADOLFO ZLOTNITZKY
EDUARDO ANTONIO EROSA	HORACIO EROSA
JUAN ANTONIO NICHOLSON	LUCAS NICHOLSONI

Supervisory Committee
Members	Deputy Members
José Luis MOREA	JORGE EDUARDO VILLEGAS
JUAN JOSÉ SALAS	OSCAR LUIS GOSIO
TOMAS JOSÉ WHITE

MACROECONOMIC CONTEXT

International context

In 2020, the global economy suffered a strong collapse as a consequence of the pandemics caused by COVID-19 virus, which virus has had serious implications at a worldwide and regional level in the whole population, mainly affecting the elderly at health level and the whole active population at the economic level; and even more strongly the informal sector and those sectors in which personal contact is intensive. Despite the strong falls in the activity level, there was a higher dynamism than the expected in the second semester 2020.

Against this context, in January 2021, the International Monetary Fund (hereinafter, “IMF”) estimated a global growth of -3.5% for the whole year 2020, which is a 0.9% better than forecasted in its Oct-20 report. This improvement was particularly seen in developed economies, whose activity started improving before forecasted, once lockdowns were less strict.

The recent approval of vaccines has encouraged hope that the pandemic will reach a turning point. However, the new waves and virus variants generate concerns regarding 2021 outlooks. Within this exceptional uncertainty, IMF forecasts that the global economy will grow by 5.5% in 2021 thanks to the strengthening of the activity generated by the vaccination process and the macroeconomic policies support in big economies.

Local context

Within this context, the Argentine economy 2020 shrunk regarding year 2019 recording a 10.2% GDP decrease in the first 9 months of the year (as per the latest data published by INDEC [National Statistics Bureau]). In this regard, the last report of Monthly Estimation of Economic Activity (“EMAE”, for its acronym in Spanish) published by INDEC shows that the accumulated GDP as of December 2020 decreased by -10% regarding the previous year.

Restrictions imposed on the free circulation of persons aimed at mitigating the COVID-19 pandemic affected a significant amount of economic activities in the country. This caused a significant decrease in the average income of Argentine families, generating a paralysis in the activity level of Argentina rarely seen before. The government generated economic incentives to workers and companies to compensate the delicate economic situation. This worsened the fiscal deficit and money printing.

As a consequence of the low level of activity during 2020, prices increased at a lower rhythm in comparison with the previous year, but still at high levels. In this regard, the year-over-year variation of the Wholesale Internal Price Index (“IPIM” for its acronym in Spanish) published by INDEC was of 35.4%, in comparison with the 58.5% of 2019.

During 2020, the Argentine Central Bank reduced its international reserves. At the end of the year, they were at USD 39,387 millions.

In the exchange market, the US dollar showed a more moderate increase during 2020, in comparison with the previous year due to the tightening of exchange control measures. The wholesale dollar closed the year at $84.15, with a 40.51% increase regarding December 2019 closing, which was at $59.89.

In the bank sector, interest rates decreased. Therefore, BADLAR rate reached a 34.25% level as of December 31, 2020, compared with 39.44% as of the same date in the previous year.

Regarding provisions for 2020, the IMF, in its Global Economic Outlook report dated October 2020, stated that the Argentine economy will partially recover, estimating a 4.9% GDP increase in 2021.

The Argentine Executive Branch forecasted the main macroeconomic variables for 2021 in the Argentine Budget Act, mentioning the 5.5% GDP increase, a $102.4 dollar value (a 21.68% increase regarding 2020 closing) and a 29% CPI (Consumer Price Index) increase.

WHOLESALE ELECTRICITY MARKET

During the Period 2020, the net demand by Agents of the Wholesale Electricity Market (MEM, for its Spanish acronym) showed a 1.2% decrease regarding 2019 reaching 127,306 GWh.

Such electricity demand was covered by generation originated from the following:

ARGENTINE INTERCONNECTED SYSTEM (SADI) GENERATION AND INTERNATIONAL EXCHANGE [GWh]
Power	2019	2020	Difference
THERMAL	80,137	82,333	2.7%
HYDRAULIC	35,370	29,093	-17.7%
NUCLEAR	7,927	10,010	26.3%
RENEWABLE	7,812	12,733	63%
IMPORTS	2,746	1,203	-56%
EXPORTS	261	3,089	1083%

The previous table shows the participation of each electric power generation source in 2019 and 2020.

The hydroelectric generation experienced a 17.7% significant decrease regarding the previous year, which is mainly explained by low water flow in the rivers. This decrease was compensated by a higher generation from renewable energies (63%), nuclear energy (26%) and also thermal energy (2.7%). On the other hand, exports -even though it has a lower participation in generation- increased by 1083%.

The power demand record in SADI continues being the one established in February 2018, when 26,320 MW were registered. The highest daily demand of the system was registered in January 2019 reaching 544.4 Gwh, which represents a 0.26% increase regarding the previous maximum (543 GWH registered in February 2018).

In 2020, there was a 5.3% year-over-year reduction in the consumption of Natural Gas for the use of the thermal power plant. To the contrary, Fuel Oil, Gas Oil and Mineral Coal consumptions registered a strong year-over-year increase of 212%, 110 % and 114%, respectively. The reduction in the natural gas consumption -independently of the electric power production of the thermal power station in 2020- was mainly due to the combination of the important decrease in the gas production in national basins and the suspension of the season gas price increase in winter, keeping the summer prices, by the Secretariat of Energy, which hinder CAMMESA’s management capacity. Regarding the fuels alternative to natural gas, the strong increase is the result of the causes explained, which originated the decrease in the consumption of natural gas.

The following chart shows the behavior in the use of different fuels for the generation of electric power regarding the previous year:

Fuel	2019	2020	Difference
NATURAL GAS [Thousands of dam3]	17,208	16,282	-5%
FUEL OIL [Thousands of TN]	185	580	213%
GAS OIL [Thousands of m3]	403	851	110%
MINERAL COAL [Thousands of TN]	221	475	114%

Monthly demand

The following chart shows the monthly evolution of the demand by Agents of MEM during 2020, compared with 2019.

Demand (it does not include exports, pumping and network loss)

The year-over-year total MEM demand decrease was of 1.3%.

Spot Market Sales

During January 2020, Resolution 1/19 (“Res.1”) continued in force, which Resolution was passed in February 2019. Such Resolution introduced certain changes in the remuneration values -in force at that time- of generation agents without altering the currency in which they were established with Res. 19/17, i.e. they stayed in US dollars.

On February 28, 2020, Secretariat of Energy's Resolution No. 31/2020 was published in the Official Gazette, through which Res. 1 was abolished and new energy, power and associated services remuneration values were fixed for affected generators. Moreover, the currency in which such were set was changed, being expressed in Argentine Pesos.

Res. 31, as well as Res. 1, establishes a differential remuneration between the generator committing certain availability (DIGO) denominated Basis Remuneration and the generator that takes no commitment (Minimum Remuneration). The main differences between both resolutions are the following: i) reduction in prices applied for each technology and ii) the item “Use Factor” calculation change, which is used in the power remuneration (factor calculated on each unit’s dispatch in the last rolling year, through which the Power Remuneration percentage liquidated to the generator is defined).

The Res. 1 remuneration schedule is described below:

Power remuneration to thermal generators.

 Minimum Remuneration: It remunerates the monthly average available power (without considering the scheduled maintenance hours agreed with CAMMESA) of the unit to those generators not declaring guaranteed availability commitment (DIGO):

Power Minimum Remuneration
Technology	Res. 1/9	Res. 31/20
	USD/MW-month	ARS/MW-month
CC Big > 150 MW	3,050	100,650
CC Small <= 150 MW	3,400	112,200
TV Big > 100 mw	4,350	143,550
TV Small <= 100 MW	5,200	171,600
TG Big > 50 MW	3,550	117,150
TG Small <= 50 MW	4,600	151,800
Motors (R31 ≤42 MW)	5,200	171,600

Basis Remuneration: It remunerates the Guaranteed Power Offered (DIGO):

Price of the Guaranteed Power Offered (DIGO)
Technology	Res. 1/9		Res. 31/20
	Winter/Summer	The rest	Winter/Summer	The rest
	USD/MW-month	USD/MW-month	ARS/MW-month	ARS/MW-month
CC Big > 150 MW	7,000	5,500	360,000	270,000
CC Small <= 150 MW	7,000	5,500	360,000	270,000
TV Big > 100 mw	7,000	5,500	360,000	270,000
TV Small <= 100 MW	7,000	5,500	360,000	270,000
TG Big > 50 MW	7,000	5,500	360,000	270,000
TG Small <= 50 MW	7,000	5,500	360,000	270,000
Motors (R31 ≤42 MW)	7,000	5,500	420,000	330,000

Use Factor (FU):

Use Factor is calculated as the relationship between Operated Energy and Actual Power Availability of the unit in the 12 months before the remuneration month, without considering the Scheduled Maintenance periods.

If the Use Factor is higher than or equals 70%, then 100% of Power Remuneration corresponding to that unit is liquidated.

If the Use Factor is lower than 30%, then 60% of Power Remuneration corresponding to that unit is liquidated.

For the Use Factor values between 30%-70%, then the Power Remuneration liquidation percentage for the unit is calculated as follows: FU + 0,3.

This power remuneration schedule in terms of the Use Factor is shown in the following graph, where Res. 1 FU and Res. 1 FU are compared:

Remuneration power availability in hours of maximum thermal requirement (HMRT)

Res. 31 introduces the remuneration concept in HRMT as from the average power actually delivered for each unit during the 50 hours of the maximum thermal requirement in the month.

RemHMRT = Pot1 * Price * FRPHMRT1 + Pot2 * Price * FRPHMRT2

Pot1: average generated power during the first 25 hours of maximum thermal requirement in the month.

Pot2: average generated power during the second 25 hours of maximum thermal requirement in the month.

Price: 37,500 $/MW

FRPHMRT1 / FRPHMRT2:

Maximum Hours of Thermal Requirement	FRPHRMT
	Summer	Fall	Winter	Summer
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	0	0.6	0

Power remuneration to hydraulic generators

In the following table, the remuneration values for available hydraulic power of Res. 31, as well as the ones of Res.1 are shown:

Price of the Hydraulic Power Availability
HYDRO SCALE	R1/R19	R31/20
	USD/MWh	ARS/MWh
Hydros > 300	3,150	103,950
Hydro between 120 and 300	4,200	138,600
Hydros between 50 and 120	5,775	190,575
Renewable hydros lower than 50	9,450	311,850
Pumping higher than 300	1,575	103,950
Pumping between 120 and 300	2,625	138,600
*It includes incidence factor (1.05) for Scheduled Maintenance
Res. 31 introduces the remuneration concept in HRMT as from the average operated power available for each unit during the 50 hours of the maximum thermal requirement in the month.

RemHMRT = Pot1 * Price * FRPHMRT1 + Pot2 * Price * FRPHMRT2

Pot1: average generated power during the first 25 hours of maximum thermal requirement in the month.

Pot2: average generated power during the second 25 hours of maximum thermal requirement in the month.

Price:

Remuneration of the Available Power in HMRT
HYDRO SCALE	PicePOHMRT
$/MW-hmrt
Hydros > 300	25,700
Hydro between 120 and 300	32,500
Hydros between 50 and 120	32,500
Renewable hydros lower than 50	32,500
Pumping higher than 300	32,500
Pumping between 120 and 300	32,500

FRPHMRT1 / FRPHMRT2:

Maximum Hours of Thermal Requirement	FRPHRMT
	Summer	Fall	Winter	Summer
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	0	0.6	0

Power remuneration to thermal generators

Regarding the remuneration for thermal energy generation, Res. 31 establishes new values expressed in Pesos for the energy generated and operated, in accordance with the type of technology, as follows:

Generated Power Remuneration -GN
Technology	Res. 1/9	Res. 31/20
	USD/MW-month	ARS/MW-month
CC Big > 150 MW	4.00	240.00
CC Small <= 150 MW	4.00	240.00
TV Big > 100 mw	4.00	240.00
TV Small <= 100 MW	4.00	240.00
TG Big > 50 MW	4.00	240.00
TG Small <= 50 MW	4.00	240.00
Engines (R31 ≤42 MW)	4.00	240.00

Generated Power Remuneration –FO/GO
Technology	Res. 1/9	Res. 31/20
	USD/MW-month	ARS/MW-month
CC Big > 150 MW	7.00	420.00
CC Small <= 150 MW	7.00	420.00
TV Big > 100 mw	7.00	420.00
TV Small <= 100 MW	7.00	420.00
TG Big > 50 MW	7.00	420.00
TG Small <= 50 MW	7.00	420.00
Engines (R31 ≤42 MW)	7.00	420.00

Generated Power Remuneration –Biocomb
Technology	Res. 1/9	Res. 31/20
	USD/MW-month	ARS/MW-month
CC Big > 150 MW	10.00	600.00
CC Small <= 150 MW	10.00	600.00
TV Big > 100 mw	10.00	600.00
TV Small <= 100 MW	10.00	600.00
TG Big > 50 MW	10.00	600.00
TG Small <= 50 MW	10.00	600.00
Engines (R31 ≤42 MW)	10.00	720.00

Generated Power Remuneration –CM
Technology	Res. 1/9	Res. 31/20
	USD/MW-month	ARS/MW-month
CC Big > 150 MW
CC Small <= 150 MW
TV Big > 100 mw	12.00	720.00
TV Small <= 100 MW	12.00	720.00
TG Big > 50 MW
TG Small <= 50 MW
Engines (R31 ≤42 MW)

Operated Power Remuneration
Technology		Res. 19/17	Res.1/19	Var
TG P <= 50 MW	USD/MWh	2.0	1.40	-30.00%
TG P > 50 MW	USD/MWh	2.0	1.40	-30.00%
TV P <= 100 MW	USD/MWh	2.0	1.40	-30.00%
TV P > 100 MW	USD/MWh	2.0	1.40	-30.00%
CC P <= 150 MW	USD/MWh	2.0	1.40	-30.00%
CC P > 150 MW	USD/MWh	2.0	1.40	-30.00%
INTERNAL COMBUSTION ENGINES	USD/MWh	2.0	1.40	-30.00%

In addition, Res. 31 established that the remuneration for operated energy, represented by the additions of hour powers in which the unit was generating, should be updated to 84$/Mwh. The previous value, fixed in Res. 1 was of 1.4 USD/MWh.

Power remuneration to hydraulic generators

For hydraulic generation, Res. 31 established a 210$/Mwh price, updating the value promptly fixed by Res 1 of 3.5 USD/MWh

In addition, Res. 31 established that the remuneration for operated energy, represented by the additions of hour powers in which the unit was generating, should be updated at 84$/Mwh. The previous value, fixed in Res. 1 was of 1.4 USD/MWh.

Res 31 established a monthly adjustment factor applicable to all the values stated therein, which is updated through the Consumer Price Index (IPC) and the Wholesale Price Index (IPIM), both published by INDEC.

When making the first price adjustment to the Res 31 remuneration , the Secretariat of Energy orders CAMMESA, through note dated April 8, 2020, to postpone until new notice the energy and power price updating mechanism. As a consequence of the foregoing, during the whole year 2020, remuneration prices of Res 31 were not adjusted as expected. The Company is evaluating the effects of failing to apply such mechanism, as well as the steps to follow in that regard.

TRADING

Market share

Taking into account renewable power generation, Central Puerto had a 14,300 Gwh net generation in 2020, which represents a 10.7% participation in generation over SADI total, slightly below 11.3% of 2019 share.

Regarding SADI total thermal generation, Central Puerto reached an 11.6% participation 2019, lower than the previous year’s 12.7%.

Taking into consideration the renewable power generation, in 2020, Central Puerto had a 549 Gwh decrease in its production in comparison with the previous year, which equals a -3.7% mainly caused by a lower generation in Piedra del Águila due to water inflows below the historical average and a lower thermal generation, which was compensated by a 81% increase regarding 2019 of the renewable generation. It is worth mentioning (i) SADI lower total demand due to the effects of COVID-19 in the Argentine economy (1.3% lower than the previous year); (ii) higher electric power production from renewable and nuclear resources (63% and 26%, respectively); (iii) a 1083% increase in the export of energy.

AGREEMENTS IN THE FORWARD MARKET

Summary

The forward market currently comprises Servicio de Energía Plus, MATER (Renewable Energy Forward Market) and the remaining basis demand agreements with Large Users (“GU”, for its Spanish acronym). During 2020, the restriction established in 2013 through Res. SE 95/13 to renew basis demand contracts was in force. This regulation does not affect Energía Plus contracts, which can be normally renewed.

While in 2013, basis demand supplied under contract represented 84% of the total basis demand with GU. In 2020, as a consequence of the restriction introduced by Res. 95/13, such was reduced by 14%. Due to the renewable energies regulations, another 13% basis demand is supplied by MATER contract.

At the end of 2020, generators traded a 760 MW average, where approximately 28% of this last value corresponded to the Futaleufú Hydroelectric Plant agreement with Aluar (basis contract), 4% to other basis demand agreements still in force, 38% correspond to renewable energies agreements (MATER) and 29% to plus agreements.

During 2020, the energy traded through Energía Plus service experienced a reduction of approximately 21% in comparison with the previous year. The average traded power in 2020 was of 222 MW approximately, in comparison with 280 MW registered in 2019. This is explained by the following reasons: (I) the implicit subsidy in the supply price provided by CAMMESA to Large Users. (II) migration of GU with renewable energies plus agreements as per the requirements established by Law No. 27 191 (amended by Law No. 26 190 -Argentine Incentive Regime for the use of Renewable Energies Sources for the production of electric power).

Large Users are allowed to contract all or part of its energy with renewable source generation (MATER). In 2020, the existent renewable energies allowed to operate in MATER were contracted almost in their entirety.

TRADED DEMANDS

Graph 1 shows the evolution of power transacted by GU in MEM in the 2013-2019 period. It is shown that as a consequence of the established restriction in the regulation to renew basis agreements with generators, the demand transacted with the latter is at a minimum value, which corresponds to long-term agreements not in force yet.

Graph 1

Source: CAMMESA

The plus energy contracting continues being effected by price signals regarding supply offered by CAMMESA.

Regarding the price of exceeding energy supplied by CAMMESA -even if it evolves with the actual costs of exceeding generation- GU pay CAMMESA a regularly fixed maximum price. The difference between actual cost and regulated value generates a strong signal for choosing to be supplied from CAMMESA without plus contract. Additionally, as from July 2018, the differences between the actual cost of the exceeding demands and the cap price established are no longer individually recorded by CAMMESA as a debt of each GU, which leads to many GU considering that the accumulated debt up to the resolution date could not be enforceable in the future.

Regarding the supply support offered by plus contract, the perception of most of GU is that the supply quality is not necessarily between when a contract of that kind is entered into. This makes GU, in most of the cases, decide to renew plus contracts only based on the prices expectations.

Additionally, the transacted energy in the renewable energy supply contracts (MATER) grew by 93% in 2020, compared with the previous year (in 2019, 1322 Gwh were transacted, in comparison with 2555 Gwh in 2020).

Finally, as a consequence of the competition for the price imposed by CAMMESA and the growth of the supply alternative through renewable energies, energy traded through plus energy contracts in 2020 decreased in comparison with 2019: 21%. And measured regarding 2013: 49%.

CPSA IN THE FORWARD MARKET

Power Plus Agreements

During 2020, with a 2% participation in installed plus power in MEM, CPSA’s sales to the plus market represented 1.6% of the total traded in such market, reaching 9.5 Gwh of energy, with an average sale price of 73 USD/MWh.

RESOLUTIONS AND REMARKABLE NOTICES

Resolution 12/2019 of the Ministry of Production (27/12/2019) abolishes as from December 30, 2019 Resolution No. 70 dated November 6, 2018 issued by the former GORVERNMENT SECRETARIAT OF ENERGY of the former MINISTRY OF FINANCES and reestablishes section No. 8 of Resolution 95/2013, which again grants CAMMESA the commercial management of fuel for the generation of electric power.

Secretariat of Energy Resolution No. 31/2020. On February 27, 2020, the Secretariat of Energy publishes Resolution No. 31 on the Official Gazette whereby it establishes the criteria to calculate economic transactions of energy and power traded by generators in the spot market as from February 1, 2020. See description in “Wholesale Electric Market”.

Secretariat of Energy Note dated April 8, 2020 addressed to CAMMESA in which it orders postponing until new notice the application of the monthly update mechanism of the energy and power prices stated in Resolution 31/20. This way, as from the liquidation of march sales 2020, CAMESSA stopped applying the mechanism mentioned above. Such situation remained the same for the rest of 2020 and it has not changed as of this date.

Secretariat of Energy Resolution No. 354/2020. On December 1, 2020, regarding Decree No. 892 dated November 13, 2020 (INCENTIVE PLAN FOR THE PRODUCTION OF ARGENTINE NATURAL GAS – SUPPLY AND DEMAND SCHEME 2020-2024) created a centralized mechanism in CAMMESA for the dispatch of natural gas aimed at generating electricity, based on a priority order under a gas agreement established in such regulation. Within this framework, generators can choose adhering to the centralized dispatch though the assignment to CAMMESA of gas and transport that eventually each generator shall have agreed with producers and carriers. Within this context, cogeneration units can choose requesting reinforcement each time they are out of cost to privilege steam delivery, assuming the corresponding cost overruns to such reinforcing.

LIQUID FUELS AND NATURAL GAS

Oil Market

In the international scope, the average price of Crude Oil Brent decreased its value by 32% in 2020, compared to the previous year, going from an annual average of 64.1 USD/ bbl to 43.2 USD/ bbl in 2020.
In 2020, the highest registered value for Crude Oil Brent was 68.9 USD/bbl and the minimum was 19.3 USD/bbl.

As from March 2013, through SE Resolution No. 95/13, CAMMESA centralized FO fuel purchases of the local market. On November 6, 2018, SGE Resolution No. 70/2018 was published, which resolution replaces section 8 of former SE Resolution No. 95/2013. The new section enabled Generators, Autogenerators and Cogenerators from MEM to self-supply fuel. This did not altered assumed commitments by Generator Agents within the MEM supply agreements with CAMMESA. It was established that generation costs from own fuel should be valued as per the Average Variable Cost (“CVP”, for its Spanish acronym) recognition mechanism. The Resolution also established that in order for Generators not to purchase their own fuel, CAMMESA would continue with the commercial management and the dispatch of fuel. Finally, through the Productive Development Ministry Resolution No. 12/2019 (published in the Official Gazette on December 30, 2019), the fuel purchase was again centralized so as to generate electric power through CAMMESA, abolishing former SGE Resolution No. 70/2018 and reestablishing the provisions of section 8 of former SE Resolution No. 95/2013 and section 4 of former SE Resolution No. 529/2014.

Gas market

The Economic Emergency Act [[Ley de Emergencia Económica] enacted in 2002 established the pesification of all the agreements in dollars and of the utilities rates. In the arena of natural gas, it meant the pesification of supply agreements and of the rates published by ENARGAS.

The price of natural gas for generating Electric Power evolved by different mechanisms from 2004 until July 2009, in which month the Ministry of Planning, Unions of the Gas and Oil Industry and Natural Gas Operation Companies entered into an agreement. Under such agreement, the companies committed themselves to maintain an activity level in exchange of an increase in the price of Natural Gas for varied consumption sectors.

Regarding the generation area, the price was dollarized and a price path was paved which finished in December 2009 with a value of 2.68 USD/MMBTU for the Natural Gas of Cuenca Neuquina.

In April 2016, Resolution MEyM 41/16 was published, by which the natural gas wellhead price was raised for the electric power generation sector as follows:

Basin of origin	Price (USD/MMBTU)
North	4.93
Neuquén	5.53
Golfo San Jorge	4.84
Santa Cruz	4.62
Tierra del Fuego	4.48

During the fiscal year, Resolution ENRG 1410/10, which rules natural gas supply at national level, was applied.

Furthermore, in 2016 new rate tables were approved for all companies of Public Utility of Natural Gas Distribution and Transport, and it was ordered to make an integral rates revision of each of them.

As a result, RTI scheduled a rate adjustment divided in 3 steps: (i) April 2017: (ii) December 2017 and (iii) April 2018. As from April 2018, there will be six-month rate inflation adjustments.

In July 2018, Resolution MEyM 46/18 was published, by which the natural gas wellhead price was decreased for the electric power generation sector as follows:

Basin of origin	Price (USD/MMBTU)
North	3.94
Neuquén	4.42
Golfo San Jorge	3.87
Santa Cruz	3.70
Tierra del Fuego	3.58

In December 2008, Note 66680075 was published, whereby the maximum prices for the winter period were increased, and the prices for the rest of the year were reduced so that during the calendar day they were similar to the ones established in MEyM Resolution 46/18, as per stated in the following table:

Basin of origin	Price (USD/MMBTU)
	Jan-Feb-Mar-Apr-May-Sept-Oct-Nov-Dec	Jun-Jul-Aug
North	3.60	5.15
Neuquén	3.70	4.95
Golfo San Jorge	3.55	5.10
Santa Cruz	3.35	4.90
Tierra del Fuego	3.30	4.85

In January 2020, through Note 05333189, the Secretariat of Energy changed the gas reference prices in the Wholesale Electricity Market (“MEM”) as from February 2020. Such modification based on the prices obtained during the monthly spot gas purchases by CAMMESA during 2019. Its result derives from the free interaction between gas supply and demand. The new values are the ones shown in the following table:

Basin of origin	Price (USD/MMBTU)
	Jan-Feb-Mar-Apr-May-Sept-Oct-Nov-Dec	Jun-Jul-Aug
North	2.46	3.80
Neuquén	2.67	4.02
Golfo San Jorge	2.55	3.85
Santa Cruz	2.36	3.63
Tierra del Fuego	2.31	3.57

Later, in May 2020, through Note 33627304, the Secretariat of Energy with the argument of the COVID-19 pandemic’ impact on the Argentine Economy, it modified the gas reference prices in MEM for winter 2020 (June-July-August), keeping the summer reference prices in such period:

Basin of origin	Price (USD/MMBTU)
	Jan-Feb-Mar-Apr-May-Sept-Oct-Nov-Dec	Jun-Jul-Aug
North	2.46	2.46
Neuquén	2.67	2.67
Golfo San Jorge	2.55	2.55
Santa Cruz	2.36	2.36
Tierra del Fuego	2.31	2.31

The Argentine Executive Branch, through Decree No. 892/20 dated November 13, 2020, approved the “INCENTIVE PLAN FOR THE PRODUCTION OF ARGENTINE NATURAL GAS – SUPPLY AND DEMAND SCHEME 2020-2024” (“GasAr Plan”), whose implementation is delegated to the Secretariat of Energy. Such “GasAr” Plan incentives the gas production in Argentine gas basins (Neuquén and Austral”) based on a competitive system of price auction and up to 70 MMm3/d. Gas producers participating in the plan ensure price and quantity (values offered and awarded in the mentioned auction) for four years (2021-2024) versus a commitment to keep the production the same as the awarded quantity in the auction increased by 43% (1 production unit for each 0.7 awarded units).

As a result of the implementation of GasAr Plan in the wholesale electricity market (“MEM”), the Secretariat of Energy issued Resolution 354 dated December 1, 2020 (Res. 354) establishing the following as from January 1, 2021: (I) a gas dispatch priority order by CAMMESA in MEM as per its origin (GasAr Plan, imported from Bolivia by IEASA, LNG and the rest of Argentine natural gas basins outside the GasAr Plan scheme), and (ii) that those authorized Generators to perform the self-management of fuel in MEM, and therefore not under the scope of Resolutions 95/2013 and 529/2014, could grant CAMMESSA the operative management of the contracted gas volumes with producers with awarded gas volumes in GasAr Plan and/or the contracted gas transport system(s) with carriers and/or Distributors of natural gas, so that such agreements (natural gas volumes and transport) could be allocated for their consumption in thermal generation minimizing the total MEM supply costs. This way, the total natural gas and the associated transport and distribution service in MEM shall be operatively managed and optimized by CAMMESA (Centralized Dispatch”).

In particular, Res. 354 established that the generation agents with oil self-procurement obligations within the framework of Resolution No. 287/2017 shall have the option of rendering the mentioned obligations without effect, but not the respective transport capacity, which must stay as obligations for the Generator and operatively assigned to CAMMESA to the effect of management in the Centralized Dispatch.

Finally, as a result of the implementation of GasAr Plan (in price and allocated quantities, the Secretariat of Energy, through Resolution No. 354/2020 dated December 1, 2020, established the following:

●
Gas dispatch based on priority and not based on its cost, as per the following order:

1.
Bolivian “Take or pay” natural gas contracted by IEASA.

2.
“Take or pay” gas assigned to MEM of GasAr Plan.

3.
Remaining gas up to the daily maximum quantity of GasAr Plan (between 2nd and 3rd in priority, it includes 100% of natural gas of GasAr Plan).

4.
Other firm commitments of CAMMESA (as of the date of these Annual Report, CAMMESA did not have other firm commitments apart from GasAr Plan) and/or LNG (Liquefied Natural Gas managed by IEASA), and

5.
CAMESSA spot auctions of natural gas, acquired spot natural gas by Generators authorized to have management and not operatively assigned to CAMMESA.

●
Those authorized Generators to perform the self-management of fuel in MEM (Energía Plus and/or Projects Resolution 287), and therefore not under the scope of Resolutions 95/2013 and 529/2014, could grant CAMMESSA the operative management of the contracted gas volumes with producers with awarded gas volumes in GasAr Plan and/or the contracted gas transport system(s) with carriers and/or Distributors of natural gas, so that such agreements (natural gas volumes and transport) could be allocated for their consumption in thermal generation minimizing the total MEM supply costs and respecting the priority order previously mentioned.

●
As from January 2021, the new natural gas reference prices from Argentine basins in MEM were defined for the value of quantities of such fuel not included in GasAr Plan

Basin of origin	Price (USD/MMBTU)
	Jan-Feb-Mar-Apr-Sept-Oct-Nov-Dec	May-Jun-Jul-Aug-Sept
North	2.17	3.31
Neuquén	2.30	3.50
Golfo San Jorge	2.20	3.35
Santa Cruz	2.07	3.16
Tierra del Fuego	2.04	3.11

Purchase of Natural Gas

On December 27, 2019, Resolution RESOL-2019-12-APN-MDP was published, which abolished as from December 30 of the same year, Resolution RESOL-2018-70-APN-SGE#MHA, which was created on November 6, 2018, taking away from Generation Agents, Co-generators and Auto-generators of MEM the possibility of self-procuring their own fuel for the generation of electric power, leaving the self-procuring of fuel under the sole responsibility of CAMMESA.

However, and within the self-procurement obligations framework assumed in our cogeneration projects Lujan de Cuyo and San Lorenzo, and the authorization to self-procure the related fuel to out contracts with Energía Plus, CPSA acquired the following amount of natural gas during 2020:

	CPSA	CTM**	San Lorenzo*
	m3.
Jan-20	0	18,088,392	0
Feb-20	0	16,072,372	0
Mar-20	0	16,226,818	0
April-20	0	18,927,528	0
May-20	0	18,656,982	0
Jun-20	0	17,998,719	0
Jul-20	0	19,853,079	0
Aug-20	0	21,460,971	0
Sept-20	0	19,938,216	0
Oct-20	0	17,757,944	41,589
Nov-20	0	19,978,440	1,930,951
Dec-20	0	20,382,345	0
TOTAL	0	225,341,806	1,972,540
	227,314,346

*Own purchases related to commercial authorization tests of the turbogas unit.

**Own purchases related to the commercial operation of Cogeneration Luján de Cuyo (Gas for Steam and Electric Power) and covering of Energía Plus agreements.

Imports of Natural Gas

As it can be seen in the following chart, the imports of natural gas showed an increase regarding 2019, being this last year the one with lower imports in the last 8 years. This natural gas import increase accompanied the need generated by the fall in the national production registered in 2020.

Average (MMm3/d)	2013	2014	2015	2016	2017	2018	2019	2020	Differences 2020 vs. 2019
									Volume	Percentage
LNG	16.20	15.2	13.2	12.3	12.2	9.78	4.76	5.18	0.4	8.7%
Bolivia	16.48	16.4	15.7	18.1	18.1	16.5	14.1	15.1	1.0	7.1%
Chile	0.00	0.00	0.98	0.8	0.8	0.58	0.00	0.00	0.0	0.0%
Total	32.7	31.6	29.9	31.1	31.1	26.8	18.8	20.2	1.4	7.5%
Source: ENARGAS.

Argentine production of natural gas

The injection of Argentine gas at a national level decreased, compared to 2019, with production falls in basins Neuquina and Austral, and stability in the north basin, as can be observed in the following table. The decrease presented in the Neuquina and Austral basins is mainly explained by the restraints for the development of unconventional gas wells, due to the economic and price signals present since late 2019.

Average (MMm3/d)	2013	2014	2015	2016	2017	2018	2019	2020	Differences 2020 vs. 2019
									Volume	Percentage
Neuquén	47.3	48.2	51.5	53.9	54.5	60.9	74.1	66.1	-8.0	-10.8%
Austral	32.3	31.0	30.6	32.3	31.8	30.4	34.2	31.9	-2.3	-6.7%
North	6.9	5.8	4.9	5.7	5.7	3.0	3.9	3.9	0.0	0.4%
Total	86.5	85.0	87.0	91.9	92.0	94.3	112.2	102.0	-10.3	-9.2%
SOURCE: ENARGAS.

Resolutions No. 1/2013 and 60/2013 by the Commission of Planning and Strategic Coordination of the Argentine Plan of Hydrocarbon Investments remained applicable. By virtue of such regulations, certain volumes of gas production from the producers adhering to said regulations were paid at an incremental price for the gas production, which may amount to 7.5 USD/MMBTU. Such Plan ended on December 2017.

Resolution MINEM No. 46/2017 “Incentive program for investments in the development of natural gas production from unconventional reservoirs” (amended by Resolution MINEM 419/2017) is applicable from January 2018 until the end of 2021, and it is aimed only at some shale and tight gas projects. This Resolution includes a price path which starts at 7.5 USD/MMBTU for the first year and it then decreases annually at a rate of 0.50 USD/MMBTU.

Therefore, the price evolution is the following:

Year	USD/MMBTU
2018	7.50
2019	7.00
2020	6.50
2021	6.00

As mentioned in point “Gas Market” in this Annual Report, the Argentine Executive Branch issued Decree No. 892/20 dated November 13, 2020, by which the “INCENTIVE PLAN FOR THE PRODUCTION OF ARGENTINE NATURAL GAS – SUPPLY AND DEMAND SCHEME 2020-2024” was approved.

Through Resolution No. 391/20, the Secretariat of Energy awarded the volumes of the Plan GasAr put out to tender. The most relevant values are the following:

Period	Volume awarded MMm3/day	Term	Current net value (VPN) USD/MMBTU @10% annual
Annual	67.43*	2021-2024	3.410***
Winter season period	3.60**
*48.95 MMm3/day Neuquén and 18.48 MMm3/day Austral
**4.57 MMm3/day Neuquén and 0.68 MMm3/day Austral
*** Estimated value from the information published by the Argentine Secretariat of Energy

After that, in February 2021, the Secretariat of Energy, within the threshold of GasAr Plan called for the second round of the bidding process for the awarding of natural gas volumes additional to the ones awarded by Resolution No. 391/20 for the winter periods 2021-2024. By Resolution No. 169/2021, the Secretariat of Energy awarded the volumes put out to tender, as described in the following table:

Winter period (May-Sept)	Average volume MMm3/day	Price USD/MMBTU
2021	3.5*	4.742
2022	2.5	4.742
2023	2.5	4.742
2024	2.5	4.742
*Average Jun-Sept. There were no bids for May/21

Natural gas consumption

The consumption of gas at a national level decreased, compared to 2019, with significant falls in the Commercial, Official Entities, Industrial and CNG sectors, as can be observed in the following table. This reduction is mainly explained by the effect of the “quarantine” declared by the government, which imposed commuting and work attendance restrictions from March 2020, forcing the population to stay at their houses. As a counterpart, an increase of residential demand can be observed, as a result of such isolation policies.

Average (MMm3/d)	2013	2014	2015	2016	2017	2018	2019	2020	Differences 2020 vs. 2019
									Volume	Percentage
Residential	28.7	27.7	28.0	29.5	26.4	26.2	25.3	26.3	1.0	4.1%
Commercial	3.7	3.6	3.7	3.9	3.5	3.4	3.9	3.0	-0.9	-22.3%
Official entities	1.2	1.2	1.2	1.3	1.2	1.2	1.2	0.9	-0.3	-25.8%
Industries	33.9	34.2	34.6	33.1	34.2	36.1	37.0	35.0	-2.1	-5.6%
Power Stations	39.6	39.8	40.9	43.7	47.3	47.1	41.4	39.0	-2.5	-6.0%
SDB	2.8	2.7	2.9	3.0	2.9	2.9	2.7	2.3	-0.4	-13.1%
CNG	7.6	7.8	8.1	7.7	7.0	6.6	6.7	5.1	-1.6	-23.9%
Total	117.6	117.1	119.3	122.1	122.5	123.5	118.2	111.6	-6.6	-5.6%
SOURCE: ENARGAS.

Liquid fuels supply

FUELOIL (FO)

In Puerto Nuevo and Nuevo Puerto Power Stations: During 2020, the consumption of this fuel was approximately 268 thousand tons, which were received through 35 shipments from different depths to be consumed in the turbosteam units. FO consumption was 348% higher than in 2019 due to a lower dispatch of the turbo steam units with this fuel.

Centrales Térmicas Mendoza (CTM): during 2020, FO consumption in CTM was approximately 10,500 tons, which were re-stocked with 396 trucks.

All FO was supplied by CAMMESA on behalf and order of the Argentine Government, as established in Resolution SE 95/2013.

GASOIL (GO)

Nuevo Puerto Power Station: GO consumption in the Combined Cycle (CC) by request of the system during 2020 was approximately 119 thousand m3. This GO consumption in 2020 was 259% higher than the consumption in 2019, due to a lower dispatch of the CC with this fuel. For this operation, 13 vessels from different depths entered with GO. The deliveries of GO were carried out entirely by CAMMESA, pursuant to Resolution 95/2013.

Brigadier López: GO consumption of the gas turbine (GT) of this station was approximately 7,600 m3. 6,700 m3 of this fuel were re-stocked with 196 trucks. The deliveries of GO were carried out entirely by CAMMESA, pursuant to Resolution 95/2013.

During 2020, in CTM there was no GO consumption in the gas turbines required by CAMMESA for the provision of the system demand. There was, however, GO consumption associated to the commercial authorization and the commissioning of the gas turbines LdCTG26 and LdCTG27, within the framework of the cogeneration project awarded under Res. SEE 287/2017. The GO used for the commercial authorization and commissioning of the machines was purchased from YPF, for a total amount of 149 m3, from which 75 m3 were used for said operation.

For the San Lorenzo Cogeneration Station, cogeneration project awarded under Res. SEE 287/2017, GO was downloaded to be used for the commercial authorization and the commissioning of the machine during December 2020. It was purchased from CAMMESA for a total amount of 3,159 m3 to be used for the commissioning with GO.

BIODIESEL

Central Puerto, Centrales Térmicas Mendoza and Brigadier López: There was no biodiesel consumption in these power stations during 2020.

 MAINTENANCE

During the 2020 period, different maintenance and inspection works were performed for the correct operation and good functioning of the station.

The most relevant data regarding operation and maintenance are described below:

PUERTO AND NUEVO PUERTO SITES

The main maintenance tasks performed during this period were the following:

Unit No. 5

During this period, the unit was not stopped for scheduled maintenance works.

Routine maintenance works were performed in the facilities and the equipment of the unit.

Unit No. 6

During this period, the unit was not stopped for scheduled maintenance works.

In particular, works were performed in Bearing no. 2 of the turbine due to issues in the axial displacement.

Routine maintenance works were performed in the facilities and the equipment of the unit.

Unit No. 7

During this period, the unit was not stopped for scheduled maintenance works.

Routine maintenance works were performed in the facilities and the equipment of the unit.

Unit No. 8

During this period, the unit was not stopped for scheduled maintenance works.

Routine maintenance works were performed in the facilities and the equipment of the unit.

Unit No. 9

Minor MAPRO was performed from 07/11/2020 to 29/11/2020. These are the most important works:

●
Power transformer: electric testing and oil treatment in the bushings of the Main Transformer

●
Boiler: Repairing of expansions and ducts. Repairing of insulation in pipes and ducts. Repairing of ashtrays

●
BOP: General repairing of the Circulation Bomb A. Preventive maintenance of the engine of the Circulation Bomb.

COMBINED CYCLE TG 11

During this period, the unit was not stopped for scheduled maintenance works.

Routine maintenance works were performed in the facilities and auxiliary equipment of the unit, including the boroscope inspection of the gas turbine. Some air filtering elements were replaced in the entrance of the Turbine.

COMBINED CYCLE TG 12

During this period, the unit was not stopped for scheduled maintenance works.

Routine maintenance works were performed in the facilities and auxiliary equipment of the unit, including the boroscope inspection of the gas turbine. Some air filtering elements were replaced in the enterance of the Turbine.

COMBINED CYCLE TV 10

During this period, the unit was not stopped for scheduled maintenance works.

Routine maintenance works were performed in the facilities and the equipment of the unit.

Installation and commissioning of the cooling system of the refrigerator circuit in the vacuum pumps in the condenser.

BALANCE OF PLANT

The emergency back-up power generation set was purchased and installed.

Upgrade of 18 SEPAM protections in 6 Kv fuses.

Upgrade of the Protection of the Main Transformer of TG11 RET 316 with RET 650.

 MENDOZA SITE

The Maintenance area carried out the performance of all the MAPRO Plans and the corrective works for the year, adapting the work teams based on the different scenarios that arouse during the pandemic.

The most relevant works were the following:

TG23-TG24

The plant’s personnel performed the corrective and preventive maintenance tasks in both generation units and BOP equipment (Balance of Plant).

CC TG25-TV15

From April 11, 2020, the Combined Cycle remained out of service in an unscheduled manner, for 90 days due to a failure followed by a fire in the main Transformer 25 BAT of the TG25. Such forced unavailability called for the replanning of the maintenance program established for the units of the Combined Cycle. The most important activities were:

1.
Repairing the failure produced in the main transformer of the TG25: the bars of the isolated phase of 15.75 kv were rebuilt, which bars bind the outlet of the Generator with the Transformer. The area and the Transformer’s box were reconditioned to accommodate a back-up equipment available in CPSA Bs. As. This equipment was transported from Bs. As. and the back-up ZTR Transformer was installed in Mendoza Site.

2.
Minor Inspection in TG25: in June 2020, a minor inspection in TG25 was performed. This inspection enabled the extension of the next scheduled maintenance by 4,000 hours. This allowed for the displacement of the MAPRO date, initially scheduled for November 2020 to April 2021 and for the manufacturing and delivering of a new Transformer in Mendoza Site to replace the damaged one.

3.
Various tasks in HRSG and BOP: taking advantage of the 90-day window during which the CC was out of service, the tasks which had direct impact in the future availability of the units were performed and/or the tasks whose duration was critical for the MAPRO rescheduled for April 2021. The aim was to minimize service outages after the commissioning of the Transformer and to reduce changes in the terms of the following maintenance.

After performing all the corresponding electric testing in the Transformer, on July 10, the Combined Cycle resumed service.

TG22

The Plant’s personnel carried out periodic inspections in the Gas Turbine every 1,000 hours of operation, with the aim of controlling the status of the combustion chamber. Additionally, other corrective and preventive maintenance tasks were performed in different equipment of BOP.

TV11

Preventive and corrective maintenance tasks were performed during the periods in which the unit did not have dispatch. The most important tasks were: valves repairing, rotative air heaters, AP heaters and testing of electromechanical equipment.

TV12

From July 19, 2020, the unit remained out of service, in a non-scheduled manner, for 120 days due to a failure in row L-1 of the Steam Turbine. After different boroscope inspections in the turbine, it was decided to perform a major maintenance in the unit.

Due to the pandemic and the impossibility of having specialists from abroad in site, a local company was hired for the development of the tasks. The most important activities were: a 310 mm cut from the root of row L-1, replacement with available parts in stock of row L-0 and complete balancing of the rotor.

Unit 12 resumed service on 20/11/2020.

TG26

The plant’s personnel performed preventive and corrective maintenance in the unit with no relevant news.

In October 2020, with approximately 10,000 EOH, personnel from Siemens Field Service carried out the first A-type inspection under the LTP contract in the gas turbine. The inspection developed without any news to highlight.

TG27

The plant’s personnel performed preventive and corrective maintenance in the unit with no relevant news.

In October 2020, with approximately 10,000 EOH, personnel from Siemens Field Service carried out the first A-type inspection under the LTP contract in the gas turbine. The inspection developed without any news to highlight.

Mini hydro

Preventive and corrective maintenance tasks were performed throughout the period without any relevant news.

Dike and Water Plant

Preventive and corrective maintenance tasks were performed on the gates of the Dike and Water Plant, in order to comply with the plant’s and DGI’s (Irrigation General Department) operating requirements

PIEDRA DEL AGUILA SITE

Pursuant to the Seasonal Maintenance for the Generating Units Program (MAPRO) for the year 2020, the following interventions were carried out:

Between March 4 and March 9, 2020, Major MAPRO was performed in Unit 3, with 100,076 engine hours. The most relevant tasks were:

●
Complete reasiting of the stator winding of the Generator
●
Visual revision of the capacitors of Phases S and T switches and normalization
●
Adjustment of the busways of 15.75 kv
●
Revision and minor repairs of the busbars of the stator winding of the Generator
●
Replacement of auxiliary contacts of the main system and back-up of the Phases R, S and T switches
●
Protection testing of the Generators and Transformers GSU
●     Revision of the Automatic Speed Regulator (RAV)
●
Revision of sources, field switch, striking switch and excitation transformers
●
Revision of the fastening status and leader adjustment outlet of 500 KV of the GSU Transformer (Phases R, S and T)
●
 Electric testing to GSU transformers (3 phases) and stator winding of the Generator
●
Installation of a new level sensor in CE
●
Revision of auxiliary boards in the Unit
●
Signal testing in the Control System
●
Mapping and filling of hollow spaces in the Impeller
●
Exploration and adjustment of blade gaps of the distributor of the Speed Regulator
●
Revision of the air-admission valve of the Impeller
●
Replacement of water hose for refrigeration of the Axis Seal
●
Replacement of the safety valve in the compressed air pump (SAP)
●
Internal revision of coolers #1 and #9 in the thrust bearing
●
Revision of segments #1 and #9 in the thrust bearing
●
Revision of mechanic seal, verification of carbon and track status
●
Purification of oils in bearings and regulator

Between 25/11 and 04/12/2020, Minor MAPRO was performed in Unit 4, with 121,274 engine hours. The main tasks were:

●
Revision of the fastening status and leader adjustment outlet of 500 KV of the GSU Transformer (3 phases)

●
Electric testing to the GSU Transformers (3 phases)

●
Electric testing to the auxiliary transformer PT04A

●
Replacement of auxiliary contacts in the main system and backup of the switches in Phases R, S and T

●
Revision of the Automatic Speed Regulator (RAV)

●
Revision of sources, field switch, striking switch and excitation transformers

●
Adjustment of the busways of 15.75 kv

●
Revision and minor repairs of the busbars of the stator winding of the Generator
●
Electric testing in the Generator

●
Exploration and adjustment of blade gaps of the distributor of the Speed Regulator

●
Installation of new inflatable seals in flexible joint

●
Replacement of isolation valve of the principal valve of the Cooling System

●
Purification of oils in bearings and regulator

●
Revision of Axis Seal

●
Replacement of security valve in the pressure-oil system of the Speed Regulator

●
Replacement of the 36 water-isolation valves in the coolers of the thrust bearing

●
Revision of emergency gate and headworks

●
Mapping and polishing of hollow spaces in Impeller

●
Revision of Axis Seal

●
Revision and replacement of the air-admission valve of the Impeller

●
Replacement of the safety valve in the compressed air pump (SAP)

Brigadier Lopez SITE

Since June 14, 2019 such Station was acquired by Central Puerto S.A. It operates as open-cycle. It is expected that Cycle Closure will be accomplished in the future.
Because of this, the Station has had a very low, almost null, dispatch recently. Therefore, all the Schedule Maintenance per EOH by Siemens has been delayed.
The works developed both in the auxiliary systems of the TG as the BOP were performed by the Plant’s personnel. The works consist on executing the Maintenance Plans of such equipment achieving goals, such as, percentage of Preventive vs. Corrective of approximately 90%. Due to the pandemic situation during 2020, the personnel was reduced, therefore it was decided to prioritize corrective measures.
The main tasks were:

●
Conservation of work equipment:
o
Conditioning of auxiliary equipment of TV, cleaning, painting and improvement

o
Drying of the recovering boiler of combined cycle

o
Electric lightening installation in TV buildings and construction sites

●
Recording and annual verification of containers subject to pressure

●
Inspection and verification of wiring and relative vibration sensors in the bearings of the compressor

●
Fire extinguishing test of CO2 system Minimax

●
Electric testing in the machine generator

●
Hiring service of a Technical Representative in the gas facilities

●
Dismantling, repairing and assembly of the engines of the system fin fans cooler of the generator and lubrication

●
Repairing of membrane in the precinct TK of GO

●
Technical and environmental audit in GO tanks – Resolution 785

●
SMEC audit by CAMMESA in nodes 21, 23 and 24

●
Improvements:

o
Verification and addition of alarm signs of the Minimax system to T3000

o
Installation of the monitoring system of symmetry of batteries in chargers

o
Replacement of floaters in pontoon of provisional tapping point

o
Acquisition and installation of a new pump in pontoon of tapping point

o
Construction of walls in the perimetral fence of the plant

Terminal 6 site (San Lorenzo Cogeneration Station)

COD TG Simple Cycle with Natural Gas: 21.11.2020

SIEMENS LTSA – CCPSL Agreement (as from November 21, 2020)

Preventive

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3 x monthly PM of revision/replacement of filters in generator 1
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5 x weekly PM of revision excitation brushes 5
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PM update of antivirus in control system T-3000
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PM Chromatograph and dew point
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PM revision/replacement of silica gel in transformers
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PM monthly revision of machine switch
Corrective

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Readjustment of seismic sensors in the generator
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Reorientation of flame-detecting cabinets
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Modification of position of lube oil level in tank
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Revision of pressure switch inlet surge
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Replacement of jacking pump
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Adjustment of suction of jacking pump
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Revision of the transmitter of vacuum pressure in the lube oil tank
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Adjustment of thermostatic valve cooling circuit of lube oil
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Readjustment of the axis jacking system
CCPSL - Maintenance

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Readjustment of sockets for safe voltage in offices
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Reordering of communications rack
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Power supply in the kitchen of administration building
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Parameters’ adjustment in gas flow meters

TRANSENER –O&M Agreement Electro-duct 500kV. (as from August 1, 2020)

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Disconnection and reconnection of air line with wire
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Adjustment of insulators in LEAT due to intersection with FFCC
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Addition of missing anti-climbers in towers
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Replacement of clamps in guard wife
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Land monthly inspection

PGS –O&M Agreement Gas distribution pipe branch II (as from January 18, 2020)

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PM periodic inspections with different frequencies
TGN –O&M Agreement Gas distribution pipe branch I (as form September 2020)

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PM periodic inspections with different frequencies
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PM potentials verification
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PM losses detection

HUMAN RESOURCES

Personnel administration, benefits, training, occupational medicine, communication and relations with the community

Usina Digital, an online platform for the self-management of HHRR, was consolidated successfully. It enables each employee of Central Puerto to update their information and carry out frequent administrative applications. The platform “Recibo Digital” [Digital Slip] was implemented with equal success, allowing for the access to salary slips virtually, and the consultation, signature and downloading of the slip at any moment and anywhere.

Based on the detection of training needs, the 2020 training plan was prepared. Due to the pandemic, some actions were modified in order to accompany and train employees virtually, with degrees aiming at the prevention of COVID 19; communication; effective meetings in the virtual space; reflection spaces in a pandemic, among others. 2830 training hours were distributed in the Company’s sites.

Regarding the recruiting and selection processes, 2765 resumés were received for the positions published, and 207 applicants were interviewed. All positions were covered in a timely manner.

During this period, we continued to develop activities to reflect upon gender equality, providing to different plants the virtual workshop: “Challenges for women during the pandemic”.

Regarding Occupational Medicine, the scheduled anti-flu and anti-tetanus vaccination campaigns were accomplished, and other actions towards protecting the health of our collaborators, such as virtual workshops in all sites about the prevention of COVID 19 in working environments, as well as the importance of complying with active protocols on this matter. An electronic health affidavit was implemented for a safe entry to the sites, a telephonic assistance system available 24 hours. for medical consultations and the development of a telemedicine circuit which will facilitate access to the services of the occupational medicine system.

We continued working on the aim of keeping a good working environment, with activities such as visits of families and schools to the plants, delivering of school supplies at the beginning of the school year to the kids of the employees and presents for Children’s day and Christmas.

The Company, both through the Employment Policy and the Code of Business Conduct, grants equal employment opportunities to the individuals who qualify for a position, regardless of their race, sex, religion, background, or any other differencing factor, besides the ones established by law. Any individual who complies with the eligibility criteria for the positions applied for shall have the same level of opportunities in all aspects of the working relation, including recruiting, hiring, promotions, transfers, compensation level, training selection, development and termination of the working relation.

ENVIRONMENT

Our commitment

General Management assumes the commitment to:

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Manage the Environment, Quality, Safety and Occupational Health areas to achieve the business goals and to comply with the regulations and additional requirements to which the Company voluntarily subscribes to
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Consider Environment, Quality, Safety and Occupational Health as a sole priority unified during office
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Establish, spread and promote aims that tend to the continuous improvement of its processes and activities in general, developed by their own personnel or third parties
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To provide all necessary resources and permanent training required to comply with the aims established and the development of the processes and activities in general
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To involve all levels of the organization providing intervention, participation and consultation spaces in the processes of the management system

ENVIRONMENT, QUALITY, SAFETY, HYGIENE AND OCCUPATIONAL HEALTH

Central Puerto, through the operation of its stations, produces electric power and steam and trades these goods in the Argentine and regional electric market in a responsible way, with priority put on quality and protection of the environment.

The Environment management is carried out towards Sustainable Development and applying the following principles:

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Prevention of environmental pollution controlling the impact of the activities developed
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Rational use of energy, promoting the reduction of waste and recycling
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Preservation of natural resources and environmental balance
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Improvement of the quality of life of the community in general

The Quality of the processes is managed so as to satisfy the requirements of stakeholders, ensuring that the production in the generation units is carried out, maximizing the principles of:

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Safety
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Availability
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Reliability

The management of Safety and Occupational Health will be aimed at preserving the integrity of the individuals and the assets of the Company and third parties’, assuming:

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All accidents and diseases in the workplace can be avoided
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All personnel who develop activities in the plants are responsible for the compliance with the Safety and Occupational Health regulations established
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Awareness of all individuals contributes to achieving a sense of well-being in the workplace and a better personal and collective development of those who are part of the working community

The commitment of Continuous Improvement forces us to review our integrated policy and the aims proposed for their permanent adjustment to the changes required by the community, the regulations in force and our clients and shareholders.

INTEGRATED MANAGEMENT SYSTEM

Central Puerto identifies, for the correct operation of its integrated management system, sustainable and participative processes which enable the implementation, in everyday life, of the principles established by the Board in the integrated policy of environment, quality, safety, hygiene and occupational health, ensuring the availability of human, material and financial resources.

In order to keep and achieve the continuous improvement of the management system, we use a model based on PLANNING-MAKING-VERIFYING-ACTING, and it may involve one or more of the following systems:

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Quality management system

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Environmental management system

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Safety and Occupational Health management system

“Quality and Environment systems are certified by ISO 9001:2015 – ISO 14001:2015 and OHSAS 18001:2007.”

Management indicators

In order to ensure Continuous Improvement, our Integrated Management System (SIG) consolidates all the internal and external findings which result from the personnel inspection, internal and external audits and those created by controlling entities. All this enables the production of consolidated reports and to elaborate actions towards continuous improvement in order to ensure the best performance of the SIG and a correct management analysis.

Natural resources management

Energy

Following the guidelines of our Integrated Policy, and our commitment to the environment within a context of sustainable development, we focus on having each of our generation plants and our construction projects use and consume energy in an efficient manner. 100% of the fuel is used for the generation of electric power and steam in our thermal stations.

Water

Our generation plants get water from superficial and underground sources complying with the authorizations and requirements from hydric authorities, in order to keep balance in the ecosystems with which they interact as well as the health and well-being of the individuals.

In the case of our hydroelectric station, there is practically no water consumption in the process of power generation, whereas in the thermal station, water is used for the process of cooling and steam production.

The water used for the cooling process (rivers) is previously filtered, generating a positive impact in the ecosystem because, at the moment of discharge, it is done free from foreign substances or waste. Monthly controls are performed in order to verify the compliance with the discharge parameters to the superficial watercourse. Values are submitted to the ENRE through its website.

Monthly controls of phreatic water are carried out, taking samples from monitoring wells strategically located.

Effluents

Effluents generated during the different stages of the process of our generation plants are discharged in neutralization pools, where the corresponding tests are performed in order to ensure their discharge complying with the legal requirements in force.

In the plants where this is possible, effluents are treated so as to reuse the water for our green spaces.

Waste

Waste generated as a result of our activities is source-separated and then transported to its final disposal.

We focus on:

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Complying with the requirements of our stakeholders and other requirements
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Minimizing waste generation
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Promoting reusage and recycling
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Coordinating with our service providers the pickup and final disposal of waste which result from awarded works

Since 2018, Central Puerto has conducted a campaign of “Waste reduction” and one of the main awareness actions was the reduction of paper for printing and plastic waste such as plastic cups. This action enabled us to generate a reduction of more than 30% of the consumption of this type of supplies.

The generation of Recyclable Waste followed the levels of 2019, in spite of the peculiarities of the COVID-19 pandemic. It was mostly formed by carton and PET which, as usual, was picked-up by urban recycling workers in part, and the rest was donated to Fundación CONIN.

The environmental awareness campaign continued on the subject of Source Separation and final disposal of batteries.

Biodiversity

Monitoring of accidents rate with birds and bats continued in our wind farms, as part of the Biodiversity Action Plans, as well as the reforestation of the caldenal tree and the adaptive management of meadows in such parks where these measures were detected as an opportunity of positive gain for the reproduction of the Pampas meadowlark.

During 2020, Pampas meadowlarks and their nests were detected in the areas where aerogenerators operate, which proves that there was no displacement of these birds for the presence of the mills.

CORONAVIRUS – COVID 19

On March 11, 2020, the World Health Organization declared COVID-19 as a pandemic. As a consequence, several measures were adopted by the Argentine Government and other governments in the world. However, the virus continues to expand globally and, to this date, it has affected more than 150 countries and territories around the world, including Argentina. To this date, the coronavirus outbreak has caused a significant social and market disruption.

In addition, it cannot be prevented how the disease will evolve in Argentina or what other restrictions the government may impose. By the end of 2020, vaccination campaigns to prevent COVID-19 started in scarce amounts until the arrival or fabrication of the vaccines at a large scale.

As mentioned before, on March 20, 2020 the Argentine government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine” or “ASPO”, indistinctly), as a public health measure to contain the effects of the Covid-19 outbreak. Such decree established that during the Quarantine, people must remain in their residence and refrain from going to their workplaces, travelling long distances or going to public spaces. Since the adoption of the Quarantine, the government has extended it in several opportunities, and from July 2020, they established the preventive and mandatory social distancing policy (“DISPO”) in some jurisdictions at first, and then in the whole territory by the end of 2020. Currently, DISPO is still in force in all the territory until March 12, 2021 (DECNU No. 155/21, Official Gazette 28/2/21).

Regarding the activity of the Company, Decree No. 297/2020 exempted it from the ASPO and from the prohibition of minimum shifts to ensure the operation and maintenance of electric power generators (see point 23, section 6 of Decree 297/20, and subsequent and complementary regulation). In addition, on April 7, 2020, pursuant to Administrative Decision No. 468/2020 of the Cabinet, all private energy infrastructure works were declared an essential activity and were exempted from the ASPO. This measure applied for the works of Cogeneration in San Lorenzo, Santa Fe Province and the wind farms under construction.

It must be noted that the Company, during 2020, has adopted several measures to protect the health of all the personnel who work in the maintenance and operation of the generation units, as well as other ongoing works of the Group. Some of the measures include the following: a) isolation of the teams that operate the different units of the Group to prevent contact between the different groups, b) avoid contact between the personnel of different shifts, c) use of personal protection and additional health measures, d) implementation of virtual meetings, e) identification of key personnel so as to have backup teams should any problem arise, the rest of the non-essential personnel remained working remotely at the beginning of the Quarantine, f) the preparing and publication of plans and/or protocols of health and safety and hygiene both for the operating stations and the work under execution. These measures to protect the personnel have been effective, and to the date of this report, we have registered a low level of cases within the personnel of the Group.

FINANCE

ANALYSIS OF THE RESULTS FOR THE PERIOD

During 2020, the Company recorded an operating profit of $27,945,25 million, whereas in 2019, the profit was $ 38,185,68 million.

The main causes for this variation are: a) lower revenues from ordinary activities in the segment of electric power generation from conventional sources, as a result of the change introduced by Res. 31/2020 as from February 2020, b) lower income from exchange difference net and clients’ interest mainly generated by CVO credits and c) lower income due to the impairment of property, plant and equipment. This was partially offset by a) higher income from ordinary activities in the segment of electric power generation from renewable sources as the result of the beginning of the operation of the wind farms Manque (at its full capacity), Los Olivos and La Genoveva I during this year, and b) a lower cost of sales recorded for this period as a result of lower purchases of natural gas.

The operating profit mentioned before suffered a reduction due to financial income, mainly as a consequence of: a) the negative income from exchange difference and b) income from interest derived from loans. This was offset mainly by a higher income from the change on monetary position and, at a lesser extent, higher income from the ownership of financial assets at their fair value.

As a consequence of the aforementioned, net profit before income tax for 2020 was $ 12,075,91 million, whereas in 2019 was $ 19,612,55 million.

In short, the main causes for the decrease in net profit for the 2020 period were: lower revenue from ordinary activities as a result of the change introduced by Res. 31/2020 and lower income from exchange difference net and clients’ interest generated mainly from CVO credits. These results were partially offset by higher revenues from ordinary activities in the segment of electric power generation from renewable sources and a higher income from the change in monetary position.

Net profit for the 2020 period was $ 4,58 per share compared to a net profit of $ 7.97 per share in 2019.

DESTINATION OF THE INCOME FOR THE PERIOD

Net profit for the 2020 period amounts to ARS 6,891,921 billion. The Board of Directors proposes to aim 344,596 to the statutory reserve. In addition, it proposes to aim the remaining balance of the income for the period to increasing the voluntary reserve by 6,547,325 billion, which may be aimed at: a) investment projects already undertaken and/or b) future investments by the Company and/or its Subsidiaries related to new projects as the acquisition of assets approved by the Board of Directors and/or c) payment of dividends based on the evolution of the financial condition of the Company and the provisions of the Company’s Dividends Distribution Policy in force.

FINANCIAL MANAGEMENT

During next period, we will continue on making investments for the preservation of the Company’s assets and to mitigate the risks of variation in the exchange rate of foreign currency and the interest rate, taking into consideration the liquidity necessity of CPSA and the compliance with its commercial and financial obligations.

The main instruments in which it will invest will be public debt (sovereign and/or provincial), private debt securities and companies’ shares, fixed term deposits and investment funds registered in prestigious and robust financial institutions.

2021 OUTLOOK

In the future, the Company will continue on focusing on the expansion of its generation capacity regarding both conventional and renewable energy.

In this regard, during 2020, we accomplished the commissioning of Manque wind farm, located in the province of Córdoba, with a total installed power of 57 MW in March 2020, and in February 2020, the commissioning of Los Olivos wind farm, also located in Córdoba, with an installed power of 22.8 MW. In addition, the construction of the wind farm La Genoveva I was completed, with an installed power of 88.2 MW, located in the province of Buenos Aires.

Regarding conventional energy, we will continue with the construction of the cogeneration unit Terminal 6 San Lorenzo with a power of 330 MW and a steam production capacity of 350 Ton/h, located in the agro-industrial complex of Terminal 6, in the province of Santa Fe. Said station was authorized for its open-cycle operation on December 2020. It is expected that Terminal 6 San Lorenzo will begin its combined-cycle operations by the end of the first semester of 2021, with power generation and during the second semester of 2021 with steam production.

To summarize, the Company has incorporated 130 MW of renewable projects to its installed capacity during 2020, and expects to incorporate 330 MW of conventional projects in 2021, positioning itself as one of the leader companies in the electric industry.

OSVALDO RECA| Chairman

Buenos Aires, March 15, 2021